Mail Stop 3561

Kwong Kai Shun
Chief Executive Officer
Asia Time Corporation
Room 1601-1604, 16/F., CRE Centre
889 Cheung Sha Wan Road
Kowloon, Hong Kong

> Re: **Asia Time Corporation**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed September 26, 2007**
> **File No. 333-140692**
> **Form 10-Q/A Filed September 26, 2007**
> **Form 10-K/A Filed September 26, 2007**
> **File No. 0-51981**

Dear Mr. Kwong:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Amendment No. 2 to Registration Statement on Form S-1

Prospectus Summary, page 2

Recent Events, page 3

1. We note your response to comment two in our letter dated July 10, 2007.

Please tell us what the cash payment to the stockholders of SRKP 9 charged to additional paid-in capital represents and why the payment is properly recorded as a reduction of additional paid-in capital. In addition, please disclose the amount and nature of the cash payments to the stockholders of SRKP 9 in the relevant footnotes to your unaudited and audited financial statements.

Dilution, page 19

2. Please complete the table at the bottom of this page. Also, please tell us why you have used $3.00 as your reference point, as opposed to $3.50, which is the midpoint of the range.

Selected Consolidated Financial Data, page 21

3. We note the revisions to your disclosure in response to comment five in our letter dated July 10, 2007. Please revise your disclosure to present "dividends declared per share of common stock" as opposed to "dividends per share of common stock – basic." In addition, refer to the first comment on your financial statements below and revise the amount of dividends declared per share of common stock for each period presented as appropriate. Similarly revise summary financial data on page 6.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 22

Results of Operations, page 25

4. Please include a discussion of results of operations for the three months ended June 30, 2007 as compared to the three months ended June 30, 2006. Also consider including those periods in the table on page 25.

5. Please disclose the factors that contributed to the decrease in volume of watch movements in the first paragraph on page 26. Please also quantify the increase in rebate receivables in the second paragraph and describe the factors that contributed to the change.

6. Please revise the discussion and analysis of other income on pages 26, 27 and 28 to provide a separate discussion and analysis of other income classified as operating income and other income classified as non-operating income.

Liquidity and Capital Resources, page 29

7. We reviewed the revisions to your disclosure in response to comment seven in our letter dated July 10, 2007. Please disclose the factors that contributed to

the changes in each of the working capital items identified in the fifth and sixth paragraphs on page 29.

Executive Compensation, page 40

Compensation Discussion and Analysis, page 40

8. We note your response to comment 13 in our letter of July 10, 2007. It does not appear you have discussed the weight you give to the factors you consider in determining bonuses for executive officers. Please elaborate further.

9. We presume the annual bonus payment of up to three months salary and up to 200,000 stock options to the Chief Executive Officer will not be granted until after the 2007 fiscal year performance has been evaluated. Please confirm this and, if true, please revise your statement at the top of page 41, which would seem to indicate that the receipt of an annual bonus is guaranteed. Please also explain how much weight you will give to the company's achievement of $2,000,000 in annual profit before tax in determining whether to grant the annual bonus relative to the other factors you mention and state whether this amount of annual profit will be achievable by the company. If there is any discretion absent achievement of these performance measures, please state this.

10. We note your response to prior comment of our letter dated July 10, 2007 and your indication that you do not engage in benchmarking. Nevertheless, you indicate that "[w]hen setting and adjusting individual executive salary levels, [you] consider the relevant established salary range." Please explain what you mean by the "relevant established salary range" as this would seem to indicate that you determine salary according to a pre-established reference point.

Director Compensation , page 42

11. Please tell us how you arrived at the amounts of the bonus that are expected to be granted to Michael Mark and whether this bonus is subject to the same performance measures as those applicable to your CEO. If not, please explain why not.

Agreement of Kwong Kai Shun, page 43

12. We note your response to comment 16 in our letter of July 10, 2007. However it is still unclear as to how the number of shares to be distributed to shareholders will be determined. Considering you already know whether the company has met the net income threshold for 2006, it might be helpful if you calculated the number of shares to be issued using certain assumptions about

future events.

13. Please revise this discussion to provide the information that you have
provided in your response to prior comment 17 of our letter dated July 10,
2007, that an extension to the June 30, 2007 triggering date has been reached
by the parties to this agreement. Considering this date is October 31, 2007,
please advise security holders as to whether or not you plan to seek an
additional extension to the agreement.

Financial Statements, page F-1

14. We note the revisions to your disclosure in response to comment 20 in our
letter dated July 10, 2007 and we reissue our prior comment in part. Please
revise your financial statements to reflect the shares held by the stockholders
of Asia Time Corporation as an issuance of shares in return for the net assets
of Asia Time Corporation in the period of the exchange transaction as
opposed to the beginning of the first period reported. Also revise your
financial statements to allocate the shares issued to the stockholder of Times
Manufacture to the share issuances reflected in the historical financial
statements on an equivalent share basis. Additionally, please revise the
weighted average number of shares of common stock outstanding and
earnings per share amounts presented in your audited and unaudited financial
statements accordingly. Similarly revise the weighted average number of
shares of common stock outstanding and earnings per share amounts in
summary financial data on page 6 and selected consolidated financial data on
page 21. Refer to comment 19 in our letter dated July 10, 2007 with respect to
reporting corrections of errors.

Unaudited Financial Statements

Condensed Consolidated Balance Sheet, page F-2

15. We note that common stock and additional paid-in capital at December 31,
2006 on page F-3 differ from the amounts reflected in your audited financial
statements. Please revise.

Condensed Consolidated Income Statement, page F-4

16. It appears that professional expenses related to the restructuring and share
exchange transaction represent non-cash charges based on the presentation of
such charges in the consolidated statement of cash flows. Please describe the
nature and amount of the charges related to the recapitalization in note 2 on
page F-7. If the charges do not represent non-cash charges, tell us the basis
for your presentation of the charges as an adjustment to reconcile net income

to net cash flows provided by operating activities in the condensed consolidated statement of cash flows on page F-5.

17. It appears that you have incorrectly computed earnings per share for each period presented. Please advise or revise. Refer to comment 19 in our letter dated July 10, 2007 with respect to reporting corrections of errors.

Condensed Consolidated Statement of Cash Flows, page F-5

18. We reviewed the revisions to your disclosure in response to comment 23 in our letter dated July 10, 2007. Please tell us what the recapitalization costs in cash flows from financing activities represent. Include the nature and amounts of the items included in recapitalization costs in your response. Also tell us how these costs were accounted for and the basis in GAAP for your accounting treatment. In addition, disclose the recapitalization costs in the footnotes to the financial statements as appropriate.

Note 4. Summary of significant accounting policies, page F-9

Basis of presentation and consolidation, page F-9

19. Please refer to both the three-month and six-month periods in the first sentence of the second paragraph.

Rebate receivable, page F-10

20. We note the additional disclosure in response to comment 24 in our letter dated July 10, 2007 and we reissue our prior comment in part. Please disclose how and when you recognize rebates in income and the method used to allocate rebates to the underlying inventory transactions. Also, tell us why rebates are probable and reasonably estimable. Refer to EITF 02-16.

Note 19. Common stock and convertible preferred stock, page F-21

21. Please revise the table on page F-21 to retroactively reflect the share exchange transaction as of January 1, 2007 and the acquisition of the net assets of Asia Time as a period transaction. Refer to the first comment on your financial statements above.

22. We note the revisions to your disclosure in response to comment 23 in our letter dated July 10, 2007. Please disclose the nature and amounts of offering expenses charged against the gross proceeds of offering.

Audited Financial Statements

Report of Independent Registered Public Accounting Firm, page F-27

23. We note that Dominic K. F. Chan & Co. is serving as your principal auditor. The audit firm is not recognized by the staff of the SEC. Foreign auditors that wish to practice before the SEC are expected to demonstrate their knowledge and experience in applying U.S. GAAP, PCAOB Standards, SEC financial reporting rules and SEC requirements prior to inclusion of their audit reports in SEC filings. The demonstration of an auditor's knowledge and experience in advance of filing generally applies to all financial statements presented in SEC filings. Please note that registration with the PCAOB does not supersede existing means by which a firm demonstrates its knowledge and experience in applying US GAAP, PCAOB Standards, SEC financial reporting rules and SEC independence requirements. You may refer to the International Reporting and Disclosure Issues Outline available on our website at http://www.sec.gov/divisions/corpfin/internatl/cfirdissues1104.htm#P313_42976. We may be unable to accept a report issued by Dominic K. F. Chan & Co. until the firm has demonstrated this knowledge and experience to the Office of the Chief Accountant. In order to begin this process, Dominic K. F. Chan & Co. should inquire with Kevin Stout in the Office of the Chief Accountant (202-551-5930) and request the information to begin this process. Upon receipt of this request, the Office of the Chief Accountant will provide a letter outlining the steps and information necessary to complete the review. Please advise us of the plans of Dominic K. F. Chan & Co. to complete this process.

Consolidated Statements of Cash Flows, page F-32

24. We note that the statement has been revised in response to comment 21 in our letter dated July 21, 2007. Please tell us in detail why you are not required to comply with the disclosure requirements of SFAS 154 and label the restated financial information "as restated." Please address both quantitative and qualitative factors you considered in your analysis for each year presented. Refer to SAB Topic 1:M and SAB 108. We may have further comment after reviewing your response.

Note 4. Summary of significant accounting policies, page F-37

Revenue recognition, page F-41

25. We note your response to comment 29 in our letter dated July 10, 2007 and the revisions to your disclosure, and we reissue our previous comment. Please tell us in detail why your arrangements with customers are not multiple-deliverable arrangements within the scope of EITF 00-21. In doing so, tell us

why your value added services should not be considered separate units of accounting. Please specifically address the criteria in paragraph 9 and the considerations in paragraphs 11 through 16 of EITF 00-21. If you determine that value added services represent separate units of accounting and that the remaining performance obligations are inconsequential or perfunctory explain to us how you arrived at that conclusion. Refer to SAB Topic 13:A3.

Note 7. Income Taxes, page F-47

26. We note your response to comment 31 in our letter dated July 10, 2007 and the revisions to your disclosure, and we reissue our previous comment. Please explain to us why your accounting for income taxes complies with SFAS 109. In doing so, please tell us to the extent applicable:
•   The nature and amount of deferred tax assets and liabilities for temporary differences, operating loss carryforwards and tax credit carryforwards that were not recognized at each balance sheet date;
•   The amount of the valuation allowance, if any, established to reduce deferred tax assets to the amount that is more likely than not to be realized at each balance sheet date;
•   Why you did not recognize deferred tax assets and liabilities and related deferred income tax expense or benefits for years prior to the most recent year presented;
•   How you determined the current and non-current amount of deferred tax assets and liabilities at the most recent balance sheet date; and
•   The nature of temporary differences not recognized previously, temporary differences not recognized, utilization of tax losses not recognized previously and unused tax losses not recognized and why these line items are properly reflected in the reconciliation of reported income tax expense to the amount of income tax expense that would result from applying the statutory tax rates to pretax income.

27. It is not clear why the outside back cover page refers to 3,000,000 shares, rather than 300,000 shares. Please revise.

28. Please revise your disclosure to state that, if there is no public market established for your securities, the selling security holders will sell at a fixed price. Considering you are using the same registration statement to register both the firm commitment offering and the resale of shares, the prices in the two offerings must be the same. You may continue to state that if your common stock begins to be traded or quoted on any stock exchange, market, or trading facility, the selling stockholders may sell their shares from time to time at the market price prevailing.

Form 10-Q/A Filed September 26, 2007

    29. Please address the comments above as applicable.

Financial Statements, page 1

    30. We note that the condensed consolidated income statement and statement of cash flows have been revised in response to our prior comments. Please tell us in detail why you are not required to comply with the disclosure requirements of SFAS 154 and label the restated financial information "as restated." Please address both quantitative and qualitative factors you considered in your analysis for each period presented. Refer to SAB Topic 1:M and SAB 108. We may have further comment after reviewing your response.

    31. It appears that you have incorrectly computed earnings per share for each period presented. Please advise or revise. Refer to comment 19 in our letter dated July 10, 2007 with respect to reporting corrections of errors.

Form 10-K/A Filed September 26, 2007

    32. Please address the comments above as applicable.

Financial Statements

    33. We note that the consolidated financial statements of Times Manufacture & E-Commerce Corporation Limited have been revised in response to our prior comments. Please tell us in detail why you are not required to comply with the disclosure requirements of SFAS 154 and label the restated financial information "as restated." Please address both quantitative and qualitative factors you considered in your analysis for each year presented, and in particular the significant change in earnings per share data. Refer to SAB Topic 1:M and SAB 108. We may have further comment after reviewing your response.

***

    As appropriate, please amend your registration statement and periodic reports in response to these comments. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a letter with your amendments that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

      You may contact Anthony Watson, Staff Accountant at (202) 551-3318 or William Thompson, Accounting Branch Chief at (202) 551-3344 if you have questions regarding comments on the financial statements and related matters. Please contact Anita Karu at (202) 551-3240, Mara Ransom, Legal Branch Chief at (202) 551-3264, or me at (202) 551-3725 if you have any questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Thomas J. Poletti, Esq.
        Fax: (310) 552-5001